UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number:  001-41579

American Lithium Corp.
(Translation of registrant's name into English)

1030 West Georgia St., Suite 710
Vancouver, BC
Canada V6E 2Y3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Lithium Corp. (Registrant)

Date: July 17, 2023	___/s/ Simon Clarke____ Simon Clarke Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended May 31, 2023

99.2	Management Discussion and Analysis for the three months ended May 31, 2023

99.3	Certification of Interim Filings by CEO

99.4	Certification of Interim Filings by CFO